

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 15, 2021

David Southwell
Chief Executive Officer
TScan Therapeutics, Inc.
830 Winter Street
Waltham, MA 02451

Re: TScan Therapeutics, Inc.
Form S-1
Exhibit Nos. 10.5, 10.7, 10.8 and 10.9
Filed April 23, 2021
File No. 333-255491

Dear Mr. Southwell:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance